Filed by: QAD Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: QAD Inc.

Commission File No. 001- 35013

Date: July 20, 2021

On July 20, 2021, QAD Inc. made available the following communication to its employees:

Dear Employee:

As you know, given the timing of the signing of the agreement to be acquired by TB we were not able to roll out our annual equity grants.

For those employees who would have received grants this year, a cash bonus will be payable 12 months after the transaction close at an equivalent value (at $87.50 per share) to the first tranche of the planned equity grant they were scheduled to receive.

In addition, following the transaction close, those employees who would have received grants this year, will be eligible for participation in a new equity plan.